UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2025

Jeremy Spivey
Chief Executive Officer
Civil Infrastructure Group Inc.
100 E. Six Forks Road, #300
Raleigh, North Carolina 27609

Re: Civil Infrastructure Group Inc.
Draft Registration Statement on Form S-1
Submitted August 11, 2025
CIK No. 0002079999

Dear Jeremy Spivey:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Use of Proceeds, page 53

1. We note disclosure in the third paragraph that Cardinal will use net proceeds to repay borrowings under the Existing Credit Facility and the Equipment Facility, as well as disclosure in the fifth paragraph that if the underwriters exercise in full their option to purchase additional shares of Class A Common Stock, Cardinal intends to use such additional net proceeds for general corporate purposes, which may include "funding for acquisitions, working capital requirements, capital expenditures and the repayment, refinancing, redemption or repurchase of indebtedness or other securities." Please revise to provide the interest rate and maturity of the Existing Credit Facility, the Equipment Facility and any other debt that Cardinal may repay with any offering proceeds, and to the extent that such facilities or other debt were incurred within one

year, please describe the use of the proceeds of such debt. Refer to Instruction 4 of Item 504 of Regulation S-K. Please also reconcile disclosure in the fifth paragraph that you intend to contribute all of the additional net proceeds from the exercise of the over-allotment option to Cardinal in exchange for an additional LLC Units with the statement in the second paragraph that you will use proceeds from the exercise of the over-allotment option to purchase LLC Units from the Continuing Equity Holders.

2. Please reconcile your disclosure in this section and on page 13 in the summary that you intend to purchase newly issued LLC Units directly from Civil Infrastructure with your disclosure elsewhere in the prospectus that you will purchase such LLC interests from Cardinal.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 58

3. We refer you to your disclosure on page F-27. It appears that the Class B and Class C Units have a contingent right to require redemption, and that as of December 31, 2024, the probable condition of a change in control has not been met. Please clarify for us if this condition will be met as part of the reorganization transactions or the offering, and how you made your determination. To the extent this condition will be met as part of the reorganization transactions or the offering, please tell us what consideration you gave to reflecting the impact, if any, in your pro forma financial information. Reference is made to Article 11 of Regulation S-X.

4. Please revise your pro forma financial information to disaggregate your adjustments column into a separate column reflecting the reorganization and a separate column reflecting the offering. Reference is made to Rule 11-02(b)(4)(i) of Regulation S-X. This comment also applies to your capitalization table.

Management's Discussion & Analysis, page 69

5. We note your disclosure regarding your robust backlog of approximately $846.0 million at December 31, 2024 compared to a backlog of approximately $520.0 million for the year ended December 31, 2023. We also note your disclosure that as of June 30, 2025, your backlog was approximately $968.0 million. Please revise to explain the significant increases in your revenue backlog, and provide additional information where material to understanding backlog. For example, disclose the proportions of backlog which are attributable to signed private contracts, low bidder on public sector contracts and verbal and other commitments. Similarly, provide the proportions which are derived from fixed-unit price contracts and lump sum contracts. We further note your disclosure that the contracts in backlog are typically completed in six to 36 months. Please discuss management's expectations regarding when the disclosed backlog will convert to revenue including the dollar amount expected to be filled within the current year. Finally, please reconcile your disclosure regarding backlog from verbal and other commitments with your disclosure on page 23 that it is generally very difficult to predict whether and when new contracts will be offered for tender, as our contracts frequently involve a lengthy and complex design and bidding process.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

6. We note your disclosure that you generally are required to provide various types of surety and payment bond for certain contracts. Please tell us what consideration you gave to disclosing quantitative information about your obligations related to these bonds. Reference is made to Item 303 of Regulation S-K.

Non-GAAP Financial Measure, page 72

7. We note your presentation of Gross Profit, which you identify as a non-GAAP measure. Please revise to reconcile gross profit to the most directly comparable GAAP measure. Please refer to Item 10(e) of Regulation S-K.

Results of Operations, page 73

8. We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that the increase in revenues was primarily driven by a combination of organic growth in your existing markets and new markets along with acquisitions made in 2023 and prior years. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.
9. You state the increase in net interest expense was primarily driven by higher debt resulting from the acquisition of Purcell in 2024. Additionally, you state increase in other expenses was driven by refinancing costs and transaction costs related to your acquisitions of Monroe Roadways, Inc. and Purcell Construction, Inc. incurred in 2024. Based on disclosures elsewhere in your filing, it appears the acquisition of Purcell occurred in 2025 and the acquisition of Monroe Roadways occurred in 2023. Please revise, or advise.

Credit Facilities, Debt and Other Capital, page 75

10. Please describe clearly the material terms of your finance lease obligations referenced in the pro-forma balance sheet on page 62 and in Cardinal's audited financial statements. Also, file each of the agreements governing your material indebtedness including your October 21, 2024 agreement as exhibits.

Business, page 81

11. Please expand your disclosure regarding your markets and customers to describe clearly your revenue-generating activities including key projects in which you are currently engaged and the status of development efforts for such projects. Also, describe the extent to which your business is or may be seasonal. Refer to Item 101(c)(1) of Regulation S-K.
12. We note your disclosure in your risk factors and elsewhere regarding third party suppliers to provide substantially all of the materials (including aggregates, cement, asphalt, concrete, steel, oil and fuel) for your contracts and third party subcontractors to perform some of the work on many of your projects. Please describe your arrangements with suppliers and subcontractors. Also, please file material contracts

with suppliers or contractors as exhibits to your registration statement pursuant to Item 601(b)(10) of regulation S-K.

13. Please clarify the types and terms of contracts you use. We note disclosure on page 86 regarding fixed unit price contracts under which you would provide the resources required to complete a contract for a fixed price as well as emergency contracts arranged on a "cost-plus basis." We also note disclosure on page 21 referring to fixed unit price and "lump sum" contracts and on page F-22 regarding "time and material" billed contracts.

Properties, page 89

14. Please expand your disclosure in this section to provide, if material, a general description and location of the properties you own and lease and describe briefly how held. Refer to Item 102 of Regulation S-K. We note your disclosure in footnote 7 on page F-24.

Certain Relationships and Related Party Transactions, page 106

15. Please revise your description of related party transactions with Envision, Wellfield and Park to clarify the nature of Mr. Spivey's position or relationship with or ownership of these entities. Please see Item 404(a)(2) of Regulation S-K.

16. We note your disclosure on page 106 that the following are summaries of certain provisions of our agreements with related persons and are qualified in their entirety by reference to all the provisions of such agreements. Note that information in the prospectus may not be qualified by information outside of the prospectus other than as stated in Rule 411(a). Please revise.

17. Please identify which Continuing Equity Holders are the related parties that are party to each of the Exchange Agreement, the Cardinal Operating Agreement, Tax Receivable Agreement and the Registration Rights Agreement. Refer to Item 404(a)(1) of Regulation S-K.

Cardinal Operating Agreement, page 107

18. In the second paragraph on page 108, please clarify whether the non-pro rata payments that you intend to cause Cardinal to make to reimburse you for your corporate and overhead expenses include an amount in respect of your payments under the Tax Receivable Agreement. If not, please clarify whether distributions from Cardinal with respect to payments you are required to make under the Tax Receivable Agreement will be pro rata among all of the holders of LLC Units such that the Continuing Equity Holders will receive both pro rata Tax Receivable Agreement distributions from Cardinal and payments from you under the Tax Receivable Agreement.

Index to Financial Statements, page F-1

19. In your subsequent events disclosure on page F-30, you disclose that you acquired Purcell Companies and a turn-key site work contracting business during 2025. Please tell us if you determined such acquisitions are significant under Rule 3-05. Please provide your significance calculations within your response.

Notes to the Consolidated Financial Statements
14. VIE
Unconsolidated VIE's, page F-29

20. We note your reference on page F-29 to the inclusion of a table that summarizes select information related to variable interests in entities for which the Company is not the primary beneficiary as of December 31, 2024 and 2023. Such table was not included in the filing. Please revise to include the table, or advise.

21. Please revise to include disclosure of your maximum exposure to loss as a result of your involvement with your unconsolidated VIEs, including how the maximum exposure is determined and the significant sources of your exposure to the VIE as required by ASC 810-10-50-4b, or tell us how you determined such disclosure is not required.

Signatures, page II-5

22. The signatures should identify each capacity in which the offering statement is being signed including the principal accounting officer and a majority of your board of directors. Please revise.

Exhibits

23. We note your former auditor refers to Item 11 of Form S-1 within exhibit 16.1; however, we are unable to locate a section labeled Item 11 within your filing. Please have your former auditor revise their letter to refer to the section "Changes in Independent Registered Public Accounting Firm" or advise.

24. We note your disclosure on page 107 that the form of Exchange Agreement is filed as an exhibit to the registration statement; however,that exhibit does not appear to be included in the exhibit index on page II-3. Please revise.

General

25. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi James Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward Best, Esq.